Via EDGAR

February 19, 2010

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re: SEC letter dated January 29, 2010 regarding Oxygen Biotherapeutics, Inc.

Form10-K for the Fiscal Year Ended April 30, 2009

File Number: 002-31909

Dear Mr. Rosenberg:

We have received your letter dated January 29, 2010. Due to the timing of our third quarter filing we will respond to the letter no later than March 3, 2010. If you have any questions, please contact our Chief Financial Officer, Michael Jebsen, (919-806-4618) or the undersigned (919-806-4414).

Kind regards,

/s/ Nancy J.M. Hecox

Nancy J.M. Hecox

VP Legal Affairs, General Counsel

Oxygen Biotherapeutics

2530 Meridian Parkway, Suite 3078

Durham, NC 27713

Office: 919 806-4414/Cell: (919) 809-4682

Fax 919 806-4417

cc: Michael Jebsen, CFO, Oxygen Biotherapeutics, Inc.